                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          The France Growth Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    35177K108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Moritz A. Sell
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 10, 1999
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                               Page 1 of 10 Pages
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------------------------                                ------------------------
  CUSIP No.: 35177K108                 13D                 Page 2 of 10 Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. ID NO. OF ABOVE PERSON

            Bankgesellschaft Berlin AG
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS                                                       WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      [ ]
        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Federal Republic of Germany
--------------------------------------------------------------------------------
     NUMBER OF              SOLE VOTING POWER                          1,967,800
       SHARES             ------------------------------------------------------
    BENEFICIALLY            SHARED VOTING POWER                                0
       OWNED               -----------------------------------------------------
      BY EACH               SOLE DISPOSITIVE POWER                     1,967,800
     REPORTING           -------------------------------------------------------
       PERSON               SHARED DISPOSITIVE POWER                           0
        WITH
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING          1,967,800
        PERSON
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
        CERTAIN SHARES
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                12.82%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON                                              BK
--------------------------------------------------------------------------------

                               Page 2 of 10 Pages
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         This Amendment No. 3 amends and supplements Items 3 and 5 of the
Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The France Growth Fund, Inc. (the "Fund"). In addition, this Amendment No.3 restates in its entirety Annex A of the Schedule 13D of the Bank. Annex A sets forth the name, business address and principal occupation of each director and executive officer of the Bank and the name, address, jurisdiction of incorporation and principal business of each shareholder of the Bank who may be deemed to be in control of the Bank. All of the individuals listed on Annex A are citizens of Germany, except for Zoe Shaw, who is a citizen of Great Britain, and Erik Blahut, who is a citizen of Austria.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the funds used by the Bank to purchase the 1,967,800 shares of Common Stock listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $25,990,030 (exclusive of commissions).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Fund's proxy statement, dated March 11, 1999, relating to the 1998 Annual Meeting of Stockholders of the Fund to be held on April 29, 1999 states that, as of February 9, 1999, there were 15,345,333 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

         The Bank is the beneficial owner of 1,967,800 shares of Common Stock, which constitute approximately 12.82% of the outstanding shares of Common Stock.

         (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

         (c) During the last sixty days, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange.

                               Page 3 of 10 Pages
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          Date             Number of Shares Purchased       Price Per Share
          ----             --------------------------       ---------------
      July 8, 1999                   39,400                     $13.4940
      July 14, 1999                  1,000                       13.1875
      July 27, 1999                  8,100                       13.0856
      July 29, 1999                  69,400                      12.9110
      July 30, 1999                  7,800                       13.0000
     August 3, 1999                  25,000                      12.8750
     August 4, 1999                   200                        13.0000
     August 9, 1999                   600                        12.8125
     August 10, 1999                 30,000                      12.7167
     August 12, 1999                 20,300                      13.0000
     August 16, 1999                 31,600                      13.1250
     August 19, 1999                 10,100                      13.1250


         (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

         (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.

                               Page 4 of 10 Pages
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                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 1999                  BANKGESELLSCHAFT BERLIN AG


                                       By:    /s/ Bartho Schroeder
                                          ----------------------------------
                                       Name:  Bartho Schroeder
                                       Title: Director

                                       By:    /s/ Moritz Sell
                                          ----------------------------------
                                       Name:  Moritz Sell
                                       Title: Market Strategist

                               Page 5 of 10 Pages
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                                                                         ANNEX A

         Unless otherwise indicated, the business address for all individuals listed in this Annex A is Bankgesellschaft Berlin AG, Alexanderplatz 2, 10178 Berlin, Federal Republic of Germany.

                          MEMBERS OF THE MANAGING BOARD
                          -----------------------------

Name and Address           Principal Occupation
----------------           --------------------

Dr. Wolfgang Rupf          Speaker of the Managing Board of Bankgesellschaft
                           Berlin AG

Norbert Pawlowski          Member of the Managing Board of Bankgesellschaft
                           Berlin AG

Hans Leukers               Member of the Managing Board of Bankgesellschaft
                           Berlin AG

Leopold Troebinger         Member of the Managing Board of Bankgesellschaft
                           Berlin AG

Dr. Thomas Kurze           Member of the Managing Board of Bankgesellschaft
                           Berlin AG

Dr. Lothar Wackerbeck      Member of the Managing Board of Bankgesellschaft
                           Berlin AG

Dr. Johannes Evers         Member of the Managing Board of Bankgesellschaft
                           Berlin AG

Hubert Piel                Member of the Managing Board of Bankgesellschaft
                           Berlin AG

                               Page 6 of 10 Pages
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                               EXECUTIVE OFFICERS

Name and Address                   Principal Occupation
----------------                   --------------------

Willi Boehmer                      Managing Director of Bankgesellschaft Berlin
Bankgesellschaft Berlin AG         AG
Konzern-Finanzen und
Beteiligungen
Hardenbergstrasse 32
10623 Berlin
Federal Republic of Germany

Peter Koenig                       Managing Director of Bankgesellschaft Berlin
                                   AG

Hans Joachim Bley                  Managing Director of Bankgesellschaft Berlin
                                   AG

Jochen W. Sawahn                   Managing Director of Bankgesellschaft Berlin
                                   AG

Dr. Joachim Preussner              Managing Director of Bankgesellschaft Berlin
                                   AG

Heinrich Honerlage                 Managing Director of Bankgesellschaft Berlin
Konzern-Revision                   AG
Bankgesellschaft Berlin AG
Otto-Braun Str. 90
10249 Berlin
Federal Republic of Germany

Dr. Karl-Friedrich Hirschhaeuser   Managing Director of Bankgesellschaft Berlin
Risk and Performance               AG
Bankgesellschaft Berlin AG
13355 Berlin
Federal Republic of Germany

Stefan Traegler                    Managing Director of Bankgesellschaft  Berlin
Konzern-Organisation               AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

                               Page 7 of 10 Pages
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Name and Address                   Principal Occupation
----------------                   --------------------

Helmut Ramthun                     Managing Director of Bankgesellschaft Berlin
Compliance                         AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

Joachim Antczack                   Managing Director of Bankgesellschaft Berlin
                                   AG

Wolfgang Stoeckel                  Managing Director of Bankgesellschaft Berlin
                                   AG

Heinz-Dieter Gottschalk            Managing Director of Bankgesellschaft Berlin
                                   AG

Jochen Zimmermann                  Managing Director of Bankgesellschaft Berlin
                                   AG

Frank-Michael Boenke               Managing Director of Bankgesellschaft Berlin
                                   AG

Georg-Heinrich Sieveking           Managing Director of Bankgesellschaft Berlin
                                   AG

Hadi Saidi                         Managing Director of Bankgesellschaft Berlin
                                   AG

Zoe Shaw                           Managing Director of Bankgesellschaft Berlin
Asset-Backed Transaktionen         AG
Bankgesellschaft Berlin AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Guenter Laubner                    Managing Director of Bankgesellschaft Berlin
                                   AG

                               Page 8 of 10 Pages
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Name and Address                   Principal Occupation
----------------                   --------------------

Gerhard Richter                    General Manager of Bankgesellschaft Berlin
Bankgesellschaft Berlin AG         AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Dr. Erik Blahut                    Managing Director of Bankgesellschaft
                                   Berlin AG

Serge Demoliere                    Managing Director of Bankgesellschaft
                                   Berlin AG

Hans-Werner Wilms                  General Manager of Bankgesellschaft Berlin
                                   Invest GmbH

Tim Kettemann                      General Manager of Bankgesellschaft Berlin
                                   Invest GmbH

Bruno Schmidt-Voss                 Managing Director of Bankgesellschaft Berlin
                                   AG

Cord-Friedrich Koening             Managing Director of Bankgesellschaft Berlin
                                   AG

Michael Renner                     Managing Director of Bankgesellschaft Berlin
                                   AG

                               Page 9 of 10 Pages
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               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE BANK

         The following shareholders of the Bank may be deemed to control the
Bank:

The City of Berlin

Gothaer Beteiligungsgesellschaft, an affiliate of an insurance company formed under the laws of Germany, whose principal address is Lutzowstrasse 89, 10785 Berlin, Germany, and whose principal shareholders are Gothaer Versicherungs Bank AG (principal office: Gothaer Allee 1, 50672, Koln, Germany), Gothaer Lebenversicherung AG (principal office: Gothaer Platz 2-8, 37069 Gottingen, Germany) and Norddeutsche Landesbank Girozentrale NORD/LB (principal address is Georgplatz 1, D-30159, Hannover, Germany).

Norddeutsche Landesbank Girozentrale NORD/LB, a bank formed under the laws of Germany, whose principal address is Georgplatz 1, D-30159, Hannover, Germany.

                               Page 10 of 10 Pages